SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF FEBRUARY 2004

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                                IXOS SOFTWARE AG
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                              Bretonischer Ring 12
                            D-85630 Grasbrunn/Munich
                           Federal Republic of Germany
                    (Address of principal executive offices)

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         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F  x  Form 40-F
                                        ---           ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes         No  x
                                       ---        ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-____

                    IXOS: Executive Board Changes

    GRASBRUNN, Germany--(BUSINESS WIRE)--Feb. 16, 2004--IXOS SOFTWARE AG (TecDAX: "XOS", NASDAQ: "XOSY") has announced that CFO Peter Rau
(47) and Richard Gailer (40), the member of the Executive Board with responsibility for sales and marketing, will leave the company by mutual agreement and on the best of terms with effect from March 31, 2004, in order to take up new professional opportunities. This follows the successful completion of the acquisition of the IXOS Group by the Canadian Open Text Group.
    Peter Rau has been in charge of the IXOS Groups finance, controlling, investor relations, and IT services departments since October 2000. He has played a key role in the restructuring and strategic orientation of the IXOS Group in the last three and a half years, and successfully positioned the TecDAX- and NASDAQ- listed company on the capital markets. Richard Gailer has been responsible for sales, marketing, and professional services since July 2002. Under his leadership the new IXOS sales and marketing organization as well as global partnerships with leading systems integrators and hardware manufacturers were implemented, and the successful integration of the subsidiaries acquired in 2003 completed.
    The Supervisory Board regrets losing the two Executive Board members as a result of the acquisition by Open Text and would like to express its warmest thanks to Mr. Rau and Mr. Gailer for their achievements and their active contribution in the friendly tender offer.

IXOS Software AG
The Executive Board

    CONTACT: IXOS IR-Hotline
             0049/89/4629-2400

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

         Date: February 16, 2004



                                               IXOS SOFWARE AKTIENGESELLSCHAFT


                                               By /s/ Robert Hoog
                                                  ------------------------------
                                                      Robert Hoog
                                                      Chief Executive Officer


                                                              and

                                               By /s/ Peter Rau
                                                  ------------------------------
                                                      Peter Rau
                                                      Chief Financial Officer